12010497

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43418

RECEIVED FEB 29 2012

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wyser-Pratte & Co. Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

410 Park Avenue Suite 510
(No. and Street)

New York (City) | New York (State) | 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Guy Wyser-Pratte | (646) 735-5000 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue (Address) | New York (City) | NY (State) | 10017 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Guy Wyser-Pratte, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wyser-Pratte & Co. Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICHAEL A. AMERICO
Notary Public - State of New York
ID No. 01AM6254532
Qualified in Westchester County
My Commission Expires 1/17/2016

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EISNERAMPER
ACCOUNTANTS & ADVISORS

WYSER-PRATTE & CO., INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Wyser-Pratte & Co., Inc.

We have audited the accompanying statement of financial condition of Wyser-Pratte & Co., Inc. (the "Company") as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Wyser-Pratte & Co., Inc. as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
February 22, 2012

STATEMENT OF FINANCIAL CONDITION

December 31, 2011

ASSETS		
Cash	$	50,121
Restricted Cash		111,628
Due from Broker		70,461
Due from Affiliate		1,349,583
Furniture and Equipment, at cost (net of accumulated depreciation of $344,968)		8,772
Other Assets		10,932
Total Assets	$	1,601,497
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accrued expenses and other liabilities	$	30,372
Commitments		
Stockholder's Equity:		
Common stock - $1 par value; authorized, issued and outstanding 1,000 shares		1,000
Additional paid-in capital		382,790
Retained earnings		1,187,335
Total stockholder's equity		1,571,125
Total Liabilities and Stockholder's Equity	$	1,601,497

See Notes to Statement of Financial Condition

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:

Wyser-Pratte & Co., Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company acts as an introducing broker for which it earns commissions. All transactions for its customers are cleared through and carried by a New York Stock Exchange member firm on a fully disclosed basis.

Commissions earned on securities transactions and related expenses are recorded on a trade-date basis.

Approximately 56% of commissions were earned from one customer, an affiliated entity as discussed in Note 4. The Company's second largest customer accounted for 30% of commissions earned. This represents a concentration of revenue risk.

Furniture and equipment are depreciated over their estimated useful lives using the straight-line method.

The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of the revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company has elected to be treated as a Subchapter S Corporation for federal and New York State income tax purposes. As an S Corporation, the Company is subject to New York City General Corporation tax and a New York State tax surcharge, while the stockholder is liable for personal income taxes on the Company's taxable income.

The Company recognizes tax benefits or expense on the temporary differences between the tax basis and book basis of its assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. At December 31, 2011, the Company had no deferred tax assets or liabilities.

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax provisions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes.

Management is responsible for determining whether a tax position taken by the Company is more likely than not to be sustained on the merits. The Company has no material unrecognized tax benefits and has not recognized in this financial statement any interest or penalties related to income taxes.

There are currently no income tax returns under audit. With few exceptions, the Company is no longer subject to U.S. federal, state, or local income tax examinations by taxing authorities for years before 2008.

2. DUE FROM BROKER:

The clearing and depository operations for the Company's transactions are provided by a broker pursuant to a clearance agreement. At December 31, 2011, the receivable from clearing broker represents deposits with the broker and commissions receivable earned as an introducing broker for the transactions of its customers. The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company.

3. REGULATORY REQUIREMENTS:

As a broker-dealer and member organization of FINRA, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC. The rule requires the Company to maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater. At December 31, 2011, the Company had net capital of $85,210, which exceeded its requirement of $5,000 by $80,210.

The Company is exempt under paragraph (k)(2)(ii) of Rule 15c3-3 as all customer transactions are cleared through its clearing broker on a fully disclosed basis.

4. RELATED PARTY TRANSACTIONS:

The Company has entered into an Administrative Services Agreement (the "Services Agreement") with Wyser-Pratte Management Company, Inc. ("WPM"), an affiliate that has a term of one year and is automatically renewed annually, unless terminated or modified by written notice. Pursuant to the Services Agreement, WPM provides administrative, facility and other management and back-office services to the Company.

As of December 31, 2011, the Company has an outstanding receivable of approximately $1,350,000 from WPM. The intercompany receivable is noninterest-bearing and has no scheduled repayment terms.

The Company earned commission income from the Euro Partners Arbitrage Fund, in which the chief executive officer of the Company is also a principal of the investment advisor of the Fund.

5. COMMITMENTS:

The Company entered into an amended lease agreement for its office space until February 2012 which provided for minimum annual rentals through the lease expiration date. The office lease rentals are subject to escalations based upon increases in specified operating expenses. The future aggregate minimum rental commitments under this agreement are $27,700.

Subsequent to year end, the Company occupied an office space owned by the sole shareholder. WPM entered into an expense reimbursement agreement with the sole shareholder whereby WPM will pay all expenses in connection with the use of the property. The Company will continue to share all of the expenses noted above in accordance with the Services agreement.

The Company and WPM share the rent expense per the Services Agreement.

In lieu of providing a cash security deposit pursuant to the lease agreement, the Company provided a letter of credit issued by City National Bank to the landlord in the amount of $111,628. The collateral for said letter is in the form of restricted Company cash balance held by the bank.